FOR IMMEDIATE RELEASE	January 11, 2016

Micromem: Update

Toronto, New York, January 11, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announced on December 17, 2015 the oil pan plug sensor suite units (the “Units”) were delivered to the automotive partner for evaluation.

The Company is pleased to announce results of the testing of the Units and software have been received from the tier one manufacturer as follows: The sensor delivered good data consistently via Bluetooth with the designed application allowing for the driver to sample on demand. Approximately 800 miles (1280 km) was logged and the device functioned as required the entire time. As a result of the successful testing, the automotive partner has ordered 50 more units from the tier one manufacturer, to be delivered by end of this month.

The Company will release more information as it becomes available.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 197,176,368
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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